

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 7, 2008

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re:** **Paramount Gold and Silver Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **File No. 333-153104**
> **Filed October 8, 2008**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 1-33630**
> **Filed October 29, 2008**

Dear Mr. Crupi:

We have reviewed your filings and your response letter dated October 27, 2008, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. Please address the comments below regarding your Preliminary Proxy Statement on Schedule 14A. We are unable to process any request for acceleration regarding your S-3 registration statement until these comments have been satisfactorily addressed.

Preliminary Proxy Statement on Schedule 14A

General

2. Please assure that your acknowledgment of the "Tandy" representations is made by you rather than your counsel.

Determining Annual Salary, page 16

3. We note that your determination of annual salary is based on external competitiveness and internal equity. Please explain this statement in further detail. For example, please state whether you benchmark compensation to other companies in the mining industry, and indicate whether you have any internal pay equity guidelines.

4. Please discuss the reasons for the bonus awards of $35,000 paid to each of Messrs. Crupi and Reed in 2007.

Equity-Based Compensation, page 16

5. We note that you have awarded a substantial amount of stock and options to your NEOs. Please discuss these awards in this section, including how the awards fit into your overall compensation plan and objectives. Disclose the factors that you considered in awarding equity to your NEOs, including the performance-based goals or standards each of them met in order to receive their awards. For example, discuss the factors behind granting Mr. Crupi $792,000 in stock and $560,000 in options in the last fiscal year. Provide similar disclosure with respect to the grant of equity to your directors, as indicated by the director compensation table on page 10.

Summary Compensation Table, page 17

6. Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi).

Christopher Crupi
Paramount Gold and Silver Corp.
November 7, 2008
Page 3

Grants of Plan Based Awards Table, page 18

7. Please provide the information required in columns (j) through (l) as set forth in Item 402(d), to the extent applicable.

Outstanding Equity Awards at Year End Table, page 18

8. Please provide the information required in columns (g) through (j) as set forth in Item 402(f), to the extent applicable.

Equity Compensation Plan Information, page 30

9. Please indicate that the table provided reflects information about securities previously authorized for issuance under your equity compensation plan, and state whether such shares will remain available for future issuance if the new plan is adopted.

Proposal Five, page 31

10. Please provide all the information required by Item 12, including information required by Item 13(a).

11. In addition, please disclose the accounting implications of the proposed option repricing, calculated in accordance with FAS 123R. We would expect such disclosure to be in this proxy statement, as well as in the next periodic report filed after the repricing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
        Jeff Klein (561)241-4943